NEWS RELEASE
TSX: ELD NYSE: EGO	September 11, 2017

Eldorado Gold Announces Amended Investment Plans in Greece

(all amounts in US dollars)

Vancouver, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") today announces plans to suspend investment at its operating mines, development projects and exploration assets in Greece.

Despite repeated attempts by Eldorado and its Greek subsidiary, Hellas Gold, to engage constructively with the Greek government, the Ministry of Energy and Environment (the “Ministry”) and other government agencies, delays continue in issuing routine permits and licences for the construction and development of the Skouries and Olympias projects in Halkidiki, northern Greece. These permitting delays have negatively impacted Eldorado’s project schedules and costs, ultimately hindering the Company’s ability to effectively advance development and operation of these assets.

With the exception of a care and maintenance program and necessary environmental safeguarding costs, Eldorado and its Board of Directors have decided that under present conditions no additional investment will be made into the Kassandra Mines (Olympias, Skouries, Stratoni) in Halkidiki, the Perama Hill and Sapes projects in Thrace, and any exploration activity in the country. Funds that were budgeted to be invested into community spending and infrastructure development will be phased out.  Similarly, tax revenues at the municipal, regional and national levels will also be affected.

Actions will be taken to place the Skouries and Olympias projects and the Stratoni mine on care and maintenance starting on September 22, 2017. Suspension and termination of contractors and employees will be done in accordance with applicable labour regulations in Greece. Environmental protection works and care and maintenance activities will continue in order to safeguard the environment and the assets. The Company estimates that a total of $30 million will be spent to prepare for care and maintenance activities, with sustaining maintenance costs of approximately $25 million annually.

The Company is also awaiting additional detail from the Greek government regarding the pending arbitration process. Eldorado has not yet received formal notification of arbitration but is confident that any potential arbitration will again demonstrate the Company’s adherence to all applicable laws and regulations. The Council of State (Greece’s highest court on environmental and administrative matters) has repeatedly confirmed the legitimacy of our permits and actions with 18 decisions in the Company’s favour.

The Company would re-assess its investment options in Greece upon approval and receipt of the required permits, coupled with a supportive government open to discussions surrounding the use and implementation of best available technologies.

George Burns, President and Chief Executive Officer of Eldorado Gold, commented:

“It is extremely unfortunate to find ourselves at this impasse when we should be advancing an important commercial project in partnership with Greece and adding another 1,200 jobs to our current workforce of approximately 2,400 people in Greece. Eldorado’s investment in Greece is about building a world-class operation that can exist as a long-term partner to Greece and has the ability to promote advanced skills and training for its people and deliver well-paying jobs to sustain families and local businesses. Of equal importance, as a commercial partner, this business can provide much-needed tax and export revenue for generations.”

“Eldorado has been a committed, responsible and patient partner to the Greek government and the people of Greece. Since acquiring the Kassandra Mines for nearly $2 billion in 2012, Eldorado has invested an additional $1 billion in the country. That figure would double if Eldorado were able to fully develop its Olympias, Skouries and Perama Hill assets. However, as a result of the delay in issuing permits by the Greek government, Eldorado is unable to continue investing in the country. We have a responsibility to our shareholders to allocate capital to projects not only with the best rates of return, but also in locations where host governments are supportive of our investment and work with us to grow a sustainable future. As such, Eldorado cannot continue to put capital at risk without these permits and will pursue all avenues to advance its investment and contractual rights.”

“Should the Greek government wish to work within the framework of its contractual obligations with Hellas Gold, issue permits in a timely manner and support the investment, Eldorado will then be in a position to re-evaluate its investment plans in the country.”

Skouries Project (Halkidiki)

Construction and development activities at the Skouries project, with over $350 million invested to-date and a current workforce of 530 people including contractors, will be suspended effective September 22, 2017.

Olympias Project (Halkidiki)

The refurbished Olympias processing plant is close to completing the commissioning phase and commercial production from Phase 2 was planned during the fourth quarter 2017. Current headcount at Olympias is approximately 950 people including contractors. Commissioning work and further development activity will be suspended effective September 22, 2017. To date, Eldorado has invested over $400 million at Olympias.

Stratoni Mine (Halkidiki)

The Stratoni Mine currently employs approximately 830 people including contractors and had a life of mine of approximately one year based on known proven and probable reserves at the beginning of 2017. Geological potential exists to expand resources and extend mine life and Eldorado is currently undertaking a drilling campaign to test the lower portion of the Mavres Petres orebody. Additional investment would be required over the next two years to further delineate additional resources. All mining operations and exploration activities will be suspended effective September 22, 2017.

Perama Hill and Sapes Projects (Thrace)

Perama Hill and Sapes are currently on care and maintenance pending approvals by the Ministry of Energy and the Environment for Perama Hill’s Environmental Impact Study and for Sapes’s drilling permit, both of which have been pending for over three years.

Press Conference

George Burns, President & CEO of Eldorado Gold will host a press conference at the Athens Hilton Hotel today, September 11, 2017 at 11:00 AM local time (GMT+2) to discuss Eldorado’s amended investment plans in Greece. His speech will be available shortly after the press conference at www.eldoradogold.com.

Conference Call

George Burns will host a conference call today, September 11, 2017 at 8:00 AM ET (5:00 AM PT) to discuss Eldorado’s amended investment plans in Greece. The call will be webcast and can be accessed at www.eldoradogold.com.

Conference Call Details		Replay (available until September 25, 2017)
Date:	Monday, September 11, 2017	Toronto:	416 849 0833
Time:	8:00 am ET (5:00 am PT)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	828 838 97
Toll free:	888 231 819

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s Amended Investment Plans in Greece, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2017; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets and the acquisition of Integra on the Company’s operations; risks related to impact of the integration of Integra; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the full annual financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.616.2296 louiseb@eldoradogold.com